

Annual Report
May 11, 2018

theHUSTLE

Hustle Con Media, Inc.
771 Clementina St
San Francisco, CA 94103
1 314 809 8088

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

THE COMPANY AND ITS BUSINESS

The company's business

Hustle Con Media, Inc. ("The Hustle," "we," or "us"), was originally formed on November 25, 2014 as Hustle Con Media LLC, a California limited liability company. The company converted to a Delaware corporation on June 3, 2015. The company is authorized to issue 10,000,000 shares of Common Stock and 900,000 shares of Preferred Stock, designated "Series F-1 Preferred Stock" with all rights and privileges as determined in the company's Certificate of Incorporation and Bylaws.

The company operates a business news website and hosts an annual conference, Hustle Con, for entrepreneurs. The Hustle is a daily email that concisely tells readers what's going on with business and culture in a conversational, witty, and irreverent tone. In addition to being a news outlet, the company hosts Hustle Con, an annual conference that has brought 2,000 readers from 36 countries in the past.

The company, having sold Crowd Notes pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2017. A copy of this report may be found on the company's website at https://thehustle.co/report2018/

The company currently has 18 employees.

OUR PEOPLE

Team

Sam Parr and John Havel are the founders of Hustle Con Media, Inc. and are currently shareholders and executives of the company.

Officers and directors

This table shows the officers and directors in our company:

Name	Position	Age	Term of Office (if indefinite, give date appointed)	Does the employee work fulltime for the company, and if not, where else does the employee
Officers:				
Samuel Parr	Founder/Chief Executive Officer/Secretary	28	Appointed June 5, 2015	Full-Time
John Havel	Founder/President/Secretary	31	Appointed June 5, 2015	Full-Time
Directors:				
Samuel Parr	Director	28	Appointed June 5, 2015	Full-Time
John Havel	Director	31	Appointed June 5, 2015	Full-Time
Significant Employees:				
N/A				

Samuel Parr, Co-Founder, Chief Executive Officer, Secretary and Director

Samuel Parr is the Co-Founder, CEO, Secretary and Director of Hustle Con Media Inc. He started the company in his kitchen in 2014. From January 2013 through May 2014, Sam worked at Apartment List, an apartment search engine company that acquired his company, Bunk. Sam cofounded Bunk in July 2012, one of the world's first roommate matching websites which later became Roommates, one of the world's first roommate matching iPhone apps. Bunk was acquired in 2013. Prior to that, Sam went to school at Belmont University, where he was on a Division 1 track and field scholarship. During college Sam founded Southern Sam's, a hot dog chain in Nashville TN.

John Havel, Co-Founder, President, Secretary and Director

John Havel is the Co-Founder, President, Secretary and Director of Hustle Con Media Inc. He joined Sam Parr as Co-Founder in 2015. From 2013 to 2015, John worked with Sam at Apartment List, where he developed the app Roommates and acted as a Product Manager. Prior to that, John founded Bunk in 2012, a roommate matching company, with Sam. Before that, John was an early employee at ADTDynamics, a trucking startup that was acquired. John went to school at Middlebury College in Vermont and studied Neuroscience.

Related Party Transactions

In 2014, the company entered into promissory note agreements with three stockholders of the company, including Sam Parr, Elizabeth Yin and Eric Bahn, for a total principal of $45,000. The notes called for an annual interest rate of 3.5% and are payable on demand. During 2016, the Company repaid these obligations and as of December 31, 2017 and 2016, there was no balance due.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are some of the risks that relate to our company:

- **We derive a significant portion of our revenues from our annual conferences.** We host annual conferences called Hustle Con, which derives a significant portion of our revenues. We sell each ticket for $300 and had 2,000 attendees in the past. However, we base our success on a few years of Hustle Con, something that is new and attracts millennial readers. A change to the company's ability to host this conference or the lack of interest in attending an event like Hustle Con could have a significant negative impact on the company.

- **The company is a development-stage company.** The Hustle was formed in November 2014 and had no revenue in that year. Accordingly, the company has a limited history upon which an evaluation of its performance and future prospects can be made. The Hustle's current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the company reacts to developments in its market, including purchasing patterns of customers and the entry of competitors into the market. The Hustle will only be able to pay dividends on any shares once its directors determine that it is financially able to do so.

- **Future fundraising may affect the rights of investors.** In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital-raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

- **Does anyone want our product and will they pay enough for it?** We will only succeed (and you will only make money) if there is sufficient demand for news services and continuous interest in our annual conferences, Hustle Con. Our clients must think that we offer a better option than our competitors (e.g., Business Insider, Bloomberg, Forbes, Fortune, Wall Street Journal, etc.) and advertisers must be willing to pay our set prices that allows the company to make a profit and still attract business and conference attendees must be willing to pay $300 per ticket.

- **We have limited operating history, and therefore, we cannot assess our growth rate and earnings potential**. It is possible that our company will face many difficulties typical for development stage companies. These may include, among others: relatively limited financial resources; developing new products; delays in reaching its goals; unanticipated start-up costs; potential competition from larger, more established companies; and difficulty recruiting and retaining qualified employees for management and other positions. The company may face these and other difficulties in the future and some may be beyond its control. If the company is unable to successfully address these difficulties as they arise, the company's future growth and earnings will be negatively affected. The company cannot be assured that our business model and plans will be successful or that we will successfully address any problems that may arise. It is possible that you could lose your entire investment.

- **We have SAFE agreements with our investors, which have a 15% discount and pro rata rights that have not been waived.** We have SAFE agreements in the total amount of $640,000 as of the date of this Offering. All of the SAFE agreements have a 15% discount and pro rata rights that have not been waived. The pro rata rights give these investors the right to purchase its pro rata share of private placements of securities by the company that occurs after the preferred stock financing. Therefore, if an investor with a SAFE agreement exercises its preemptive rights, your shares will be diluted more than you anticipated after a preferred stock financing.

- **We have a small management team.** We depend on the skills and experience of Samuel Parr and John Havel who work for the company full-time. Our ability to raise sufficient capital may have an impact on our ability to attract and hire the right talent.

- **We have a number of competitors.** There are already a number of tech companies and news outlets, providing similar services and hosting annual conferences. While these competitors may not provide all the services that feature our daily news with wit and irreverence or host an annual event that attracts 2,000 readers, they may be able to sell products and services that achieve similar benefits to consumers at a lower price.

- **We rely on advertisers to showcase their product on our daily email, however, they care about impressions and clicks and if we don't have enough viewers on our website, we will lose advertisers and money.** We rely on advertisers to advertise their products on our website and charge between $25 and $100 CPM (cost per thousand) for advertising, however, if we don't have enough viewers and enough traction on our website we will not make money through advertising and our only other form of revenue is through on annual conference which costs $300 per ticket.

- **The potential markets for our products are characterized by rapidly changing technology, evolving industry standards, frequent enhancements to existing treatments and products, the introduction of new services and products, and changing customer demands.** The company's success could depend on our ability to respond to changing product standards and technologies on a timely and cost-effective basis. In addition, any failure by the company to anticipate or respond adequately to changes in technology and customer preferences could have a material adverse effect on its financial condition, operating results and cash flow.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

The current owners of 20% or more equity in Hustle are reflected in the table below:

Beneficial owner	Amount and class of securities held	Percent of voting power prior to the offering
Samuel Parr	2,160,000 shares of Common Stock and 540,000 shares of Series F-1 Preferred Shares	52% of Common Stock 60% of Series F-1 Preferred Stock

John Havel	1,440,000 shares of Common Stock and 360,000 shares of Series F-1 Preferred Shares	27.6% of Common Stock 40% of Series F-1 Preferred Stock

SECURITIES OF THE COMPANY

Common Stock

The company has authorized up to 10,000,000 shares of Common Stock.

Dividend Rights

Subject to preferences that may be applicable to any then outstanding Preferred Stock, holders of our Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Voting Rights

Holders of our Common Stock are entitled to vote on all matters submitted to a vote by the Stockholders.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Common Stock will be entitled to share ratably in the net assets legally available for distribution to Stockholders after the payment of all our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of Preferred Stock.

Series F-1 Preferred Stock

The company has authorized up to 900,000 shares of Series F-1 Preferred Stock.

Dividends

The holders of our Series F-1 Preferred Stock are entitled to receive dividends at an annual rate of $0.00008 per share of Series F-1 Preferred Stock. Dividends are cumulative and will be paid only, when and if, declared by the Board of Directors out of legally available funds.

Voting Rights

The holders of our Series F-1 Preferred Stock are entitled to the number of votes per share that is equal to the number of shares of Common Stock that the Series F-1 Preferred Shares are converted into.

Each holder of Series F-1 Preferred Stock shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the company and shall be entitled to vote with the holders of Common Stock with respect to any matter upon which holders of Common Stock have the right to vote, except as otherwise provided in the Articles of Incorporation or required by law.

Conversion Rights

Holders of our Series F-1 Preferred Stock have the right to convert their shares into Common Stock at any time. The Series F-1 Preferred Stock would convert into a number of fully paid and non-assessable shares of Common Stock by dividing $0.001 (the "Original Series F-1 Price") by the "Conversion Price for the Series F-1 Preferred Stock" in effect at the time of conversion. The "Conversion Price for the Series F-1 Preferred Stock" has initially been set to $0.001 and is subject to adjustment.

Each share of Series F-1 Preferred Stock is subject to automatic conversion into shares of Common Stock, based upon the then effective Conversion Price, upon (1) the vote or written consent of at least a majority of the voting power represented by the then outstanding shares of Preferred Stock, voting as a single class and on an as-converted basis, or (2) the closing of a firm commitment underwritten public offering pursuant to an effective registration statement pursuant to the Securities Act of 1933 covering the offer and sale of Common Stock with aggregate gross proceeds to the corporation of not less than $30,000,000.

Right to Receive Liquidation Distributions

In the event of any liquidation, dissolution or winding up, holders of our Series F-1 Preferred Stock will be entitled to receive in preference after the full preferential amounts due to holders of any senior holders of Preferred Stock then outstanding have been paid or set aside. Any remaining assets of the corporation legally available for distribution to its stockholders shall be distributed to the holders of Common Stock and Series F-1 Preferred Stock ratably in proportion to the shares of Common Stock, which they have the right to acquire upon conversion of the Series F-1 Preferred Stock held by them.

Rights and Preferences

The rights, preferences and privileges of the holders of our company's Series F-1 Preferred Stock are subject to and may be adversely affected by, the right of the holders of the shares of any additional class of Preferred Stock that may be designated in the future.

Existing SAFE (Simple Agreement for Future Equity)

We have SAFE agreements in the amount of $1,156,000 as of December 31, 2017. The agreements provide the investors certain rights to future equity in the company with a 15% discount rate and valuation caps varying from $3,500,000 to $6,500,000. The SAFE agreements have no maturity date and bear no interest.

Conversion Rights

SAFE agreements are convertible into share of the company's "Safe Preferred Stock" – the shares of a series of Preferred Stock issued to the investor upon a qualified equity financing. The number of shares the SAFE agreements are convertible into is determined by whichever calculation provides for the greater number of shares between: (a) a 15% discount to the pricing in the triggering equity financing; or (b) the price implied by the valuation cap divided by the capitalization of the company at the triggering equity financing.

Rights to Receive Liquidation Distributions

If there is a liquidity event the investors, at their option, will receive cash payments equal to the original investment, or automatically receive from the company the number of shares of Common Stock equal to the original investment divided by the liquidity price at the time of the liquidity event.

If there is a dissolution event prior to the expiration or the termination of the SAFE agreement, the company will pay an amount equal to the original investment, in preference to any distribution to any of the assets of the company to holders of the company's outstanding capital stock.

Preemptive Rights

Pursuant to the SAFE agreements entered into between the company and our investors, the company and the investors agreed to a "Pro Rata Rights Agreement" giving the investor a right to purchase its pro rata share of private placements of securities by the company occurring after the Equity Financing, subject to exceptions.

Pro rata for the purposes of the Pro Rata Rights Agreement will be calculated based on the ratio of (1) the number of shares of capital stock owned by the investor immediately prior to the issuance of the securities to (2) the total number of shares of outstanding capital stock on a fully diluted basis, calculated as of immediately prior to the issuance of the securities.

For purposes of the SAFE agreements, "Equity Financing" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the company issues and sells Preferred Stock at a fixed pre-money valuation.

Crowd Notes

In February 2017, the Company issued $152,200 in Crowd Notes in a combined offering under Regulation CF and 506(c) of Regulation D. The Company additionally issued as compensation $7,610 in Crowd Notes to SI Securities, LLC, who acted as intermediary and placement agent.

The Crowd Notes are convertible notes that do not have a maturity date and do not accrue interest. The notes will only convert in the event of a future qualified financing involving preferred shares or in a corporate transaction (for example, a corporate sale, takeover, merger or liquidation).

Investors who invested more than $20,000 are major investors.

If the Crowd Note holder is a non-major investor and there is a qualified equity financing, the notes will only convert at the election of the company or in a subsequent corporate transaction. If the Crowd Note holder is a major investor and there is a qualified equity financing, their notes will convert. The notes will convert either based on (1) a 15% discount to the price to be paid by the new investors in the initial qualified equity financing or (2) $6.5 million cap on the valuation at the time of the initial qualified equity financing. However, in the event that a corporate transaction occurs prior to a qualified equity financing, holders would receive in lieu of the converted shares a payment of the greater of twice the amount of your initial investment or the amount you would have been able to purchase preferred shares based on the $6.5 million valuation cap.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting-control, and earnings per share.

FINANCIAL STATEMENTS; FINANCIAL CONDITION AND MATERIAL INDEBTEDNESS

Financial Statements

Our certified financial statements can be found at Exhibit B to this Form C-AR. The financial statements have not been reviewed by a CPA and are not audited.

Financial condition

We are a development stage company and are dependent on additional financing in order to have the funds to develop our products and services in the United States.

The preparation of financial statements includes estimates made by management and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results can differ from those estimates.

Based on our cash flow projection, we do not foresee a future need for financing, however, we may consider future financing to speed the growth of our company. We anticipate that will fund us based on our projections. If working capital money is needed to fund inventory, we will likely consider future financing.

Results of Operations

Our net revenues for the year ended December 31, 2017 was $2,210,404. Net revenues consist of all sales, less discounts and returns. The company recognizes revenues when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. A significant portion of the revenue is derived from the proceeds of the annual conference, Hustle Con. The balance of our revenues is derived from selling advertising.

Our operating expenses for the year ended December 31, 2017 was $320,492. As a result, the company incurred a net loss of $344,042 as of December 31, 2017.

Liquidity and Capital Resources

As of April 17, 2018, we had net cash on hand in the amount of $783,539. During our 2017 fiscal year, our cash was increased by a capital raise through the sale of Crowd Notes. The company considers deposits that can be redeemed on demand and investments that have original maturities of less than three months, when purchased, to be cash equivalents.

The continuation of the company's business is dependent upon raising adequate additional financial support, which includes raising additional capital through the issuance of equity, incurring additional debt through a financial institution, or the sale or merger of the company. We have not committed to make any capital expenditures.

As of December 31, 2017, the company's total assets were $963,006 and liabilities $1,538,578, which include all the SAFE agreements and Crowd Notes that have not yet been converted.

Indebtedness

The Company has no indebtedness other than the Crowd Notes and SAFEs.

Recent offerings of securities

In February 2017, the Company issued $152,200 in Crowd Notes in a combined offering under Regulation CF and 506(c) of Regulation D. The Company additionally issued as compensation $7,610 in Crowd Notes to SI Securities, LLC, who acted as intermediary and placement agent. Proceeds from the offering were used for hiring costs, increases in salary and advertising for The Hustle.

During the year ended December 31, 2017, the Company entered into SAFE agreements with five investors in exchange for cash investments totaling $444,000. The issuance of the SAFE agreements was conducted under Section 4(a)(2) of the Securities Act of 1933; proceeds were used for general working capital.

During the year ended December 31, 2016, the Company entered into SAFE agreements with nineteen investors in exchange for cash investments totaling $497,000. The issuance of the SAFE agreements was conducted under Section 4(a)(2) of the Securities Act of 1933; proceeds were used for general working capital.

During the year ended December 31, 2015, the Company entered into SAFE agreements with eleven investors in exchange for cash investments totaling $245,000. The issuance of the SAFE agreements was conducted under Section 4(a)(2) of the Securities Act of 1933; proceeds were used for general working capital.

In 2015, the Company issued 900,000 shares of Series F-1 Preferred Stock to two of its co-founders for intellectual property and services conveyed to the Company. As of December 31, 2017 and 2016, 900,000 shares of Series F-1 Preferred Stock were issued and outstanding.

At the time of conversion from a California limited liability company to a Delaware corporation, the company issued the members Common Stock in the corporation in exchange for their membership of the previous LLC interest.

REGULATORY INFORMATION

Disqualifications

Neither the company nor any of our officers or directors is disqualified from relying on Regulation Crowdfunding.

Ongoing reporting compliance

We have not previously been subject to the ongoing reporting requirements of Regulation Crowdfunding and, as such, have not previously failed to comply with the requirements of Rule 202. However, the company is 8 days late on filing the 2017 annual report.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Samuel Parr
(Signature)

Samuel Parr
(Issuer)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Samuel Parr
(Signature)

Samuel Parr
(Name)

CEO
(Title)

May 11, 2018
(Date)

/s/ John Havel
(Signature)

John Havel
(Name)

Director
(Title)

May 11, 2018
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Hustle Con Media Inc
771 Clementina St
San Francisco, CA 94103

May 10, 2018

I, Samuel Parr, certify that the financial statements of Hustle con Media, Inc. included in this Form are true and complete in all material respects.

Sam Parr

Samuel Parr
CEO

Hustle Con Media, Inc.
A Delaware Corporation

Financial Statements (unaudited)
December 31, 2017 and 2016

Hustle Con Media, Inc.

TABLE OF CONTENTS

HUSTLE CON MEDIA, INC.
BALANCE SHEETS (UNAUDITED)
As of December 31, 2017 and 2016

	2017	2016
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 754,215	$ 512,675
Accounts receivable	150,819	-
Prepaid expenses	39,782	-
Security deposits	18,190	-
Total Current Assets	963,006	512,675
Non-Current Assets:		
Web domain, net	-	800
Total Non-Current Assets	-	800
TOTAL ASSETS	$ 963,006	$ 513,475
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Liabilities:		
Current Liabilities:		
Accrued expenses	$ 116,362	$ 3,005
Deferred revenue	106,406	-
Total Current Liabilities	222,768	3,005
Long-Term Liabilities:		
Crowd note agreements liability	159,810	-
SAFE agreement liability	1,156,000	742,000
Total Long-Term Liabilities	1,315,810	742,000
Total Liabilities	1,538,578	745,005
Stockholders' Equity (Deficit):		
Series F-1 Preferred Stock, 900,000 authorized, $0.001 par, 900,000 issued and outstanding as of each December 31, 2017 and 2016.	900	900
Common Stock, 10,000,000 authorized, $0.001 par, 4,200,000 issued and outstanding as of each December 31, 2017 and 2016.	4,200	4,200
Additional Paid-In Capital	-	-
Accumulated Deficit	(580,672)	(236,630)
Total Stockholders' Equity (Deficit)	(575,572)	(231,530)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 963,006	$ 513,475

No assurance is provided
See accompanying notes, which are an integral part of these financial statements.
-1-

HUSTLE CON MEDIA, INC.
STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2017 and 2016

	2017	2016
Net revenues	$ 2,210,404	$ 397,836
Cost of net revenues	428,041	56,223
Gross profit	1,782,363	341,613
Operating Expenses:		
Sales & marketing	1,302,210	55,015
General & administrative	800,645	452,382
Total Operating Expenses	2,102,855	507,397
Loss from operations	(320,492)	(165,784)
Other Income/(Expense):		
Crowd note offering costs	(24,470)	-
Interest income	920	116
Total Other Income/(Expense)	(23,550)	116
Provision for income taxes	-	-
Net loss	$ (344,042)	$ (165,668)

HUSTLE CON MEDIA, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)
For the years ended December 31, 2017 and 2016

| | Series F-1 Preferred Stock | | Common Stock | | Additional Paid-In Capital | Accumulated Deficit | Total Stockholders' Equity (Deficit) |
	Number of Shares	Amount	Number of Shares	Amount			
Balance at December 31, 2015	900,000	$ 900	4,200,000	$ 4,200	-	$ (70,962)	$ (65,862)
Net loss	-	-	-	-	-	(165,668)	(165,668)
Balance at December 31, 2016	900,000	900	4,200,000	4,200	-	(236,630)	(231,530)
Net loss	-	-	-	-	-	(344,042)	(344,042)
Balance at December 31, 2017	900,000	$ 900	4,200,000	$ 4,200	$ -	$ (580,672)	$ (575,572)

No assurance is provided
See accompanying notes, which are an integral part of these financial statements.

-3-

HUSTLE CON MEDIA, INC.
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2017 and 2016

	2017	2016
Cash Flows From Operating Activities		
Net loss	$ (344,042)	$ (165,668)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization expense	800	1,152
Amortization of offering costs	24,470	
Changes in operating assets and liabilities:		
(Increase)/Decrease in accounts receivable	(150,819)	-
(Increase)/Decrease in prepaid expenses	(39,782)	-
(Increase)/Decrease in security deposits	(18,190)	5,750
(Increase)/Decrease in other current asset	-	35
Increase/(Decrease) in accrued expenses	113,357	(4,412)
Increase/(Decrease) in deferred revenue	106,406	-
Net Cash Used In Operating Activities	(307,800)	(163,143)
Cash Flows From Financing Activities		
Proceeds from issuance of SAFE agreements	444,000	497,000
Payments on SAFE agreements	(30,000)	-
Issuance of crowd notes	135,340	-
Payment of shareholder loans	-	(45,000)
Net Cash Provided By Financing Activities	549,340	452,000
Net Change In Cash	241,540	288,857
Cash at Beginning of Period	512,675	223,818
Cash at End of Period	$ 754,215	$ 512,675
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -
Supplemental Disclosure of Non-Cash Financing		
Issuance of Crowd Notes as broker commission	$ 7,610	$ -

No assurance is provided
See accompanying notes, which are an integral part of these financial statements.

NOTE 1: NATURE OF OPERATIONS

Hustle Con Media, Inc. (the "Company"), is a corporation formed under the laws of Delaware. The Company was originally incorporated as a California limited liability company on November 25, 2014 under the name Hustle Con Media LLC (the "LLC"). The LLC converted to a Delaware corporation on June 3, 2015. The Company operates a business news website and hosts an annual conference for entrepreneurs.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2017 and 2016, the Company's cash balances exceeded FDIC insured limits by $134,091 and $28,924, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2017 and 2016, the Company carried receivables of $162,705 and $0, respectively, and allowances against such of $11,886 and $0, respectively.

Fair Value Measurements

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Property and Equipment and Web Domains

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000 as property and equipment and depreciates such assets on a straight-line basis over estimated useful lives. The Company's web domain assets are recorded at the acquisition cost and are amortized on a straight-line basis over the years expected to be benefited, which the Company has estimated as a 2 year useful life. Website domain costs consisted of the following as of December 31, 2017 and 2016:

	2017	2016
Website domain, at cost	$ 2,000	$ 2,000
Less: accumulated amortization	(2,000)	(1,200)
Website domain, net	$ -	$ 800

For the periods ended December 31, 2017 and 2016, the Company recognized amortization expense of $800 and $1,152, respectively.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Concentration

The Company hosts an annual conference called Hustle Con and derives a significant portion of its revenue from this conference. A change to the Company's ability to host this conference could have a significant negative impact on the Company.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company estimates it will have net operating loss carryforwards of $468,495 and $148,489 as of December 31, 2017 and 2016. The Company pays Federal and state income taxes at a blended effective rate of 28% and has used this effective rate to derive net tax assets of $131,102 and $41,553 as of December 31, 2017 and 2016, respectively resulting from its net operating loss carryforwards and book-to-tax differences. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2035, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company files U.S. federal and state income tax returns. All previous tax returns have been filed, while 2017 tax returns have not yet been filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: SAFE AGREEMENTS

2017 Issuances

During the year ended December 31, 2017, the Company entered into SAFE agreements (Simple Agreement for Future Equity) with five investors in exchange for cash investments totaling $444,000. The SAFE agreements have no maturity date and bear no interest. The agreements provide the investors certain rights to future equity in the Company under the terms of the agreements.

No assurance is provided

SAFE agreements become convertible into shares of the Company's preferred stock upon a qualified equity financing (as defined in the agreements). The number of shares the SAFE agreements are convertible into is determined by whichever calculation provides for the greater number of shares between: A) a 15% discount to the pricing in the triggering equity financing; B) the price implied by a $6,500,000 valuation cap divided by the capitalization of the Company (as defined in the agreements) at the triggering equity financing. In the case of a sale or merger of the Company, SAFE holders are repaid at the greater of: a) 2 times their investment amount, or b) the amount that would have been received should the SAFE agreements been converted to preferred stock at the valuation cap.

2017 Payments

During the year ended December 31, 2017, the Company returned $30,000 of SAFE investments to the original investors. No interest was paid on these SAFE investments.

2016 Issuances

During the year ended December 31, 2016, the Company entered into SAFE agreements (Simple Agreement for Future Equity) with nineteen investors in exchange for cash investments totaling $497,000. The SAFE agreements have no maturity date and bear no interest. The agreements provide the investors certain rights to future equity in the Company under the terms of the agreements.

One of the SAFE agreements issued totaling $25,000 become convertible into shares of the Company's preferred stock upon a qualified equity financing (as defined in the agreements). The number of shares the SAFE agreements are convertible into is determined by whichever calculation provides for the greater number of shares between: A) a 15% discount to the pricing in the triggering equity financing; B) the price implied by a $4,500,000 valuation cap divided by the capitalization of the Company (as defined in the agreements) at the triggering equity financing.

Two of the SAFE agreements issued totaling $55,000 become convertible into shares of the Company's preferred stock upon a qualified equity financing (as defined in the agreements). The number of shares the SAFE agreements are convertible into is determined by whichever calculation provides for the greater number of shares between: A) a 15% discount to the pricing in the triggering equity financing; B) the price implied by a $5,500,000 valuation cap divided by the capitalization of the Company (as defined in the agreements) at the triggering equity financing.

Two of the SAFE agreements issued totaling $125,000 become convertible into shares of the Company's preferred stock upon a qualified equity financing (as defined in the agreements). The number of shares the SAFE agreements are convertible into is determined by whichever calculation provides for the greater number of shares between: A) a 15% discount to the pricing in the triggering equity financing; B) the price implied by a $6,000,000 valuation cap divided by the capitalization of the Company (as defined in the agreements) at the triggering equity financing.

Thirteen of the SAFE agreements issued totaling $267,000 become convertible into shares of the Company's preferred stock upon a qualified equity financing (as defined in the agreements). The number of shares the SAFE agreements are convertible into is determined by whichever calculation provides for the greater number of shares between: A) a 15% discount to the pricing in the triggering equity financing; B) the price implied by a $6,500,000 valuation cap divided by the capitalization of the Company (as defined in the agreements) at the triggering equity financing.

One of the SAFE agreements issued totaling $25,000 become convertible into shares of the Company's preferred stock upon a qualified equity financing (as defined in the agreements). The number of shares the SAFE agreements are convertible into is determined by whichever calculation provides for the greater number of shares between: A) a 15% discount to the pricing in the triggering equity financing; B) the price implied by a $8,000,000 valuation cap divided by the capitalization of the Company (as defined in the agreements) at the triggering equity financing.

<u>2015 Issuances</u>

During the year ended December 31, 2015, the Company entered into SAFE agreements (Simple Agreement for Future Equity) with eleven investors in exchange for cash investments totaling $245,000. The SAFE agreements have no maturity date and bear no interest. The agreements provide the investors certain rights to future equity in the Company under the terms of the agreements.

The SAFE agreements become convertible into shares of the Company's preferred stock upon a qualified equity financing (as defined in the agreements). The number of shares the SAFE agreements are convertible into is determined by whichever calculation provides for the greater number of shares between: A) a 15% discount to the pricing in the triggering equity financing; B) the price implied by a $3,500,000 valuation cap divided by the capitalization of the Company (as defined in the agreements) at the triggering equity financing.

If there is a liquidity event the investors, at their option, will receive cash payments equal to the original investment, or automatically receive from the Company the number of shares of common stock equal to the original investment divided by the liquidity price (as defined in the agreements) at the time of liquidity event.

In the case of a dissolution event prior to expiration or termination, the Company will pay an amount equal to the original investment, in preference to any distribution of any of the assets of the Company to holders of the Company's outstanding capital stock.

As of December 31, 2017 and 2016, the SAFE agreements have not yet converted as a qualifying financing had not yet occurred. The SAFE agreements are recorded as a liability until conversion occurs.

NOTE 4: CROWD NOTES

During the year ended December 31, 2017, the Company entered into Crowd Note agreements with investors through a Regulation Crowdfunding campaign in exchange for cash investments totaling $152,200. The carrying amount of the Crowd Notes is $159,810 due to $7,610 of broker compensation paid through issuance of Crowd Notes. Additional cash issuance commissions and fees related to this offering totaled $16,860. All issuances costs incurred have been recorded as 2017 interest expense on the statement of operations, as a maturity date was not estimable. The SAFE agreements have no interest rate or maturity date.

The SAFE agreements entered into become convertible into shares of the Preferred Stock. The number of shares the Crowd Note agreements are convertible into is determined by whichever calculation provides for the greater number of shares between: A) a 15% discount to the pricing in the triggering equity financing; B) the price implied by a $6,500,000 valuation cap divided by the capitalization of the Company (as defined in the agreements) at the triggering equity financing.

As of December 31, 2017, the Crowd Note agreements have not yet converted as a qualifying financing had not yet occurred. The Crowd Note agreements are recorded as a liability until conversion occurs.

NOTE 5: STOCKHOLDER LOANS

In 2014, the Company entered into promissory note agreements with three stockholders of the Company, which are related parties, for total principal of $45,000. The notes call for an annual interest rate of 3.5% and are payable on demand. During 2016, the Company repaid these obligations and as of December 31, 2017 and 2016, there was no balance due.

NOTE 6: STOCKHOLDERS' EQUITY (DEFICIT)

The Company was originally incorporated as a California limited liability company. The membership interests in such and associated members' equity were applied to stockholders' equity and the members were issued common stock in the corporation in exchange for their membership interests. Upon conversion to a Delaware corporation in June 2015, the Company authorized 10,000,000 shares of $0.001 par value common stock and 900,000 shares of $0.001 par value preferred stock. All 900,000 shares of the Company's preferred stock are designated as "Series F-1 Preferred Stock."

The preferred stockholders have certain dividend preferences over common stockholders, including a $0.00008 per share non-cumulative dividend right. The preferred stock are subject to an optional conversion right, where the preferred stock are convertible into fully paid and non-assessable shares of common stock at a 1:1 rate, with certain dilution protections and automatic conversion upon a qualifying IPO or vote of preferred stockholders (each as defined in the Articles of Incorporation). Preferred stockholders also had a special conversion right which provided for a conversion right effective from December 3, 2015 until June 3, 2017, whereby preferred stock could have become convertible into the preferred stock series issued in the new financing (as defined in the Articles of Incorporation) upon a new financing of $2,500,000 or more, at a rate commensurate with the rate of common stock conversion of the new financing. Finally, the preferred stock could have automatically converted into common stock upon the earlier of June 3, 2017 or a 2/3 vote of preferred stockholders. The preferred stockholders are entitled to a liquidation preference over common stockholders. Preferred stockholders have voting powers on an as converted basis with common stockholders.

Common Stock

During 2015, the Company issued 4,200,000 shares of common stock to four of its co-founders for intellectual property and services conveyed to the Company. These stock issuances were conducted under terms of restricted stock purchase agreements and are subject to vesting terms (generally four years) contingent upon continuous service with the Company and other terms defined in the agreements, which provide the Company the right to repurchase unvested shares at $0.0001 per share upon termination of continuous service to the Company. As of December 31, 2017 and 2016, 4,200,000 shares of common stock were issued and outstanding. As of December 31, 2017 and 2016,

3,610,000 and 2,560,000 of the issued and outstanding shares of common stock had vested. The Company has reserved 900,000 shares of its common stock pursuant to the 2015 Stock Plan.

Preferred Stock

In 2015, the Company issued 900,000 shares of Series F-1 Preferred Stock to two of its co-founders for intellectual property and services conveyed to the Company. As of December 31, 2017 and 2016, 900,000 shares of Series F-1 Preferred Stock were issued and outstanding.

NOTE 7: SHARE-BASED PAYMENTS

During 2015, the Company adopted the 2015 Stock Plan, as amended and restated (the "Plan"), providing for the issuance of restricted stock awards and issuance upon the exercise of options granted pursuant to the Plan of an aggregate of up to 900,000 of the authorized but unissued or reacquired shares of common stock of the Company. Shares available for grant under the Plan amounted to 840,000 and 798,000 as of December 31, 2017 and 2016, respectively. Vesting generally occurs over a period of immediately to four years.

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options is estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. The assumptions utilized for option grants during the year ended December 31, 2016 is as follows:

	2016
Risk Free Interest Rate	1.38%-1.68%
Dividend Yield	0.00%
Estimated Volatility	50.00%
Expected Life (years)	5.00
Fair Value per Stock Option	$0.417-$0.494

For options issued to date, a vesting schedule of four years has been used. A summary of information related to stock options for the years ended December 31, 2017 and 2016 is as follows:

	December 31, 2017		December 31, 2016	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	102,000	$ 0.11	-	$ -
Granted	5,000	$ 0.27	102,000	$ 0.11
Exercised	5,958	$ 0.05	-	$ -
Forfeited	41,042	$ 0.05	-	$ -
Outstanding - end of year	60,000	$ 0.15	102,000	$ 0.11
Exercisable at end of year	16,250	$ 0.15	-	$ -
Weighted average grant date fair value of options granted during year	$ 0.27		$ 0.449	
Weighted average duration to expiration of outstanding options at year-end (years)	8.9		9.6	

In 2016, the Company issued 212,000 shares, however all but 60,000 shares had been forfeited as of December 31, 2017, all with an exercise price of $0.15 per share, which vest 25% at the one-year anniversary and then 1/48 per month on a monthly basis thereafter, until all options have vested at the 48-month anniversary of issuance, resulting in 16,250 and 0 shares vested as of December 31, 2017 and 2016, respectively. The Company determined that the issuance date fair value of these option was trivial and therefore did not record compensation expense in conjunction with this issuance.

NOTE 8: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 9: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services.

In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. We have adopted the new standard effective January 1, 2018.

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows" (Topic 230). This ASU is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. This ASU is effective for financial statements issued for fiscal years beginning after December 15, 2017. We do not believe the adoption of ASU 2016-15 will have a material impact on our financial position, results of operations or cash flows.

In November 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No.2015-17, "Balance Sheet Classification of Deferred Taxes". The new guidance eliminates the requirement to separate deferred income tax liabilities and assets into current and noncurrent amounts. The amendments will require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The updated guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within those annual periods. We do not believe the adoption of ASU 2015-17 will have a material impact on our financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 10: SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through April 25, 2018, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in the financial statements.